Filed by Thunder Bridge Acquisition, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Acquisition, Ltd.

Registration Statement Number: 333-229616

REPAY Reports Full Year 2018 Financial Highlights

Atlanta, GA – March 11, 2019 – Repay Holdings, LLC, a leading provider of vertically-integrated payment solutions, together with its parent, Hawk Parent Holdings, LLC (together, “REPAY”), today reported financial highlights for the full year ended December 31, 2018.

“2018 was another strong year for REPAY. We generated solid financial and operating results,” said John Morris, CEO of REPAY. “We have a leading platform and attractive market opportunity, both of which position us to build on our track record of robust growth and profitability. In 2019 and beyond we look to increase penetration of our existing client base, acquire new merchants in existing verticals, and create operational efficiencies as our business continues to scale. Additionally, we are focused on broadening our addressable market by leveraging our platform and capabilities to expand organically into new verticals and geographies and inorganically through strategic M&A.”

“We are excited about the pending merger with Thunder Bridge, which will help us access capital to accelerate growth,” continued Morris. “We are on track to complete the proposed transaction in the second quarter of this year.”

Financial Highlights for Full Year 2018 Compared to Full Year 2017

●	Payment volume increased 42% to $7.5 billion from $5.2 billion in 2017.

●	Revenue increased 38% to $130.0 million from $94.0 million in 2017.

●	Net Revenue increased 44% to $82.2 million from $57.1 million in 2017.

●	Gross Profit increased 51% to $55.0 million from $36.3 million in 2017.

●	Net Income increased 12% to $10.5 million from $9.4 million in 2017.

●	Adjusted EBITDA increased 45% to $36.8 million from $25.4 million in 2017.

Full Year 2019 Outlook

REPAY reaffirms its financial guidance for the full year 2019. The Company expects:

●	Payment volume of $9.2 billion

●	Revenue of $159.2 million

●	Net Revenue of $100.7 million

●	Gross Profit of $71.6 million

●	Adjusted EBITDA of $44.0 million

Revenue information for the full year 2019 outlook is presented in accordance with Accounting Standards Codification (“ASC”) 605. REPAY expects to adopt a new standard, ASC 606, when financial results for the full year ended December 31, 2019 are reported. Net revenue is a non-GAAP financial measure that represents revenue less interchange and network fees, while gross profit represents revenue less interchange and network fees as well as other costs of services. Adjusted EBITDA is a non-GAAP financial measure that represents net income adjusted for interest expense, depreciation and amortization and certain other non-cash charges and non-recurring items. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP to Non-GAAP Financial Measures” below.

REPAY previously announced that it had entered into a merger agreement with Thunder Bridge Acquisition, Ltd. (NASDAQ: TBRG) (“Thunder Bridge”) for a proposed business combination. Completion of the proposed business combination is subject to approval by the shareholders of Thunder Bridge and certain other conditions. The proposed business combination is expected to close in the second quarter of 2019.

About REPAY

REPAY provides integrated payment processing solutions to verticals that have specific transaction processing needs. REPAY’s proprietary, integrated payment technology platform reduces the complexity of electronic payments for merchants, while enhancing the overall experience for consumers.

About Thunder Bridge Acquisition, Ltd.

Thunder Bridge Acquisition, Ltd. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In June 2018, Thunder Bridge consummated a $258 million initial public offering (the “IPO”) of 25.8 million units, each unit consisting of one of the Company's Class A ordinary shares and one warrant, each warrant enabling the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share. Thunder Bridge’s securities are quoted on the NASDAQ stock exchange under the ticker symbols TBRGU, TBRG, and TBRGW.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination between Thunder Bridge and REPAY. In connection with the proposed business combination, Thunder Bridge has filed with the SEC a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Thunder Bridge, and will file other documents regarding the proposed business combination with the SEC. After the registration statement is declared effective, Thunder Bridge will mail the definitive proxy statement/prospectus to its shareholders. Before making any voting or investment decision, investors and shareholders of Thunder Bridge are urged to carefully read the preliminary proxy statement/prospectus, and when they become available, the definitive proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about Thunder Bridge, REPAY and the proposed business combination. The documents filed by Thunder Bridge with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Acquisition, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

Thunder Bridge and REPAY and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Thunder Bridge in favor of the approval of the business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Thunder Bridge in connection with the proposed business combination is set forth in the preliminary proxy statement/prospectus. Information regarding Thunder Bridge’s directors and executive officers are set forth in Thunder Bridge’s registration statement on Form S-1, including amendments thereto, and other reports which are filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures that REPAY uses to evaluate its business, measure its performance and make strategic decisions. REPAY believes that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as management. Net revenue is a non-GAAP financial measure that represents revenue less interchange and network fees. Adjusted EBITDA is a non-GAAP financial measure that represents net income prior to interest expense and depreciation and amortization, as adjusted to add back certain non-cash charges and account for non-recurring items, such as other expenses, non-cash change in fair value of contingent consideration, share-based compensation expense, transaction expenses, and other non-recurring charges. Net revenue and Adjusted EBITDA should not be considered as substitutes for financial measures calculated in accordance with GAAP but instead considered alongside such measures calculated in accordance with GAAP. In particular, using Adjusted EBITDA to analyze REPAY’s business would have material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in the industry may report measures titled Adjusted EBITDA or similar measures, such non-GAAP financial measures may be calculated differently from how REPAY calculates Adjusted EBITDA, which reduces its overall usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and other financial results presented in accordance with GAAP.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding REPAY’s industry and market sizes, future opportunities for Thunder Bridge, REPAY and the combined company, Thunder Bridge’s and REPAY’s estimated future results and the proposed business combination between Thunder Bridge and REPAY, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the proposed business combination. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of Thunder Bridge’s shareholders, the inability to consummate the contemplated debt financing, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge shareholders or the failure to meet The Nasdaq Stock Market’s listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the merger agreement; a delay or failure to realize the expected benefits from the proposed business combination; risks related to disruption of management time from ongoing business operations due to the proposed business combination; changes in the payment processing market in which REPAY competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in the vertical markets that REPAY targets; risks relating to REPAY’s relationships within the payment ecosystem; risk that REPAY may not be able to execute its growth strategies, including identifying and executing acquisitions; risks relating to data security; changes in accounting policies applicable to REPAY; and the risk that REPAY may not be able to develop and maintain effective internal controls.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge and REPAY or the date of such information in the case of information from persons other than Thunder Bridge or REPAY, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding REPAY’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

 No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Reconciliation of GAAP to Non-GAAP Financial Measures

Reconciliation of REPAY’s revenues to net revenues is as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017
	(in thousands)
Revenue	$130,013	$93,951
Interchange and network fees	47,827	36,888
Net revenue	$82,186	$57,063

Reconciliation of net income to Adjusted EBITDA is as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017

	(in thousands)
Net income (loss)	$10,537	$9,448
Plus:
Interest expense	6,073	5,706
Depreciation and amortization	10,421	7,457
EBITDA	27,031	22,611
Other expenses(a)	1	1,235
Non-cash change in fair value of contingent consideration(b)	(1,103)	(2,100)
Share-based compensation expense(c)	797	622
Transaction expenses(d)	4,355	1,351
Other non-recurring charges(e)	5,698	1,708
Adjusted EBITDA	$36,779	$25,427

(a)	Reflects write-offs of debt issuance costs relating to REPAY’s term loans, prepayment penalties relating to its prior debt facility as well as write-offs of certain fixed assets.

(b)	Reflects changes in management’s estimates of future cash consideration to be paid in connection with prior acquisitions from the amount estimated as of the later of the most recent balance sheet date forming the beginning of the income statement period or the original estimates made at the closing of the applicable acquisition.

(c)	Represents compensation expense associated with REPAY’s equity compensation plans.

(d)	Transaction expenses are the professional service fees and other costs in connection with financing transactions and the acquisitions of PaidSuite, LLC and Paymaxx Pro, LLC during the year ended December 31, 2017. For the year ended December 31, 2018, transaction expenses reflect professional service fees and other costs in connection with the business combination with Thunder Bridge.

(e)	Represents other non-recurring items, such as costs associated with one-time strategic initiatives, sponsor management fees, which will terminate upon the completion of the business combination with Thunder Bridge, and one-time payroll costs to reflect the buyout of commissions from select members of REPAY’s sales teams.

Reconciliation of REPAY’s forecasted 2019 revenue to net revenue is as follows:

(Outlook) Year Ended December 31, 2019E
(in millions)
Revenue	$159.2
Interchange and network fees	58.5
Net revenue	$100.7

This press release includes forecasted 2019 Adjusted EBITDA. REPAY does not provide quantitative reconciliation of such forward-looking, non-GAAP financial measure to the most directly comparable GAAP financial measure because it is difficult to reliably predict or estimate the relevant components without unreasonable effort due to future uncertainties that may potentially have significant impact on such calculations, and providing them may imply a degree of precision that would be confusing or potentially misleading to investors.

Contact

Investor Relations

ICR

repayIR@icrinc.com